

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Christopher Uchida
Chief Financial Officer and Corporate Secretary
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, California 92037

      Re: Palomar Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 28, 2020
          Form 10-Q For the Period Ended September 30, 2020
          Filed November 13, 2020
          File No. 001-38873

Dear Mr. Uchida:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance